FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 1238, 200 Granville Street
Vancouver, BC, V6C 1S4

(the “Company”)

Item 2	Date of Material Change

April 9, 2013.

Item 3	News Release

On April 11, 2013, a news release was issued, disseminated and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

The Company has reached an agreement with an arm’s length lender for a $1 million short term unsecured loan.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has reached an agreement with an arm’s length lender for a $1 million short term unsecured loan. The loan bears interest at 20% per annum before default, and 40% after default. The loan must be repaid by April 30, 2013. In connection with the loan, the Company has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Company at $0.12 per share for a period of two years from issuance. The issue of the warrants is subject to the approval of the TSX.

All securities issued by the Company described above will be subject to a hold period of four months from the date of issue.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Brian Kirwin
President & Chief Executive Officer
Telephone: (604) 688-7509
Email: info@americanbonanza.com

Item 9	Date of Report

June 7, 2013.